Exhibit 3.1

ARTICLES OF AMENDMENT

TO THE

ARTICLES OF INCORPORATION

OF

EXACTECH, INC.

1.	The name of the corporation is Exactech, Inc. (the “Corporation”).

2.	Sections A and B of Article III of the Corporation’s Articles of Incorporation are hereby deleted and the following is substituted therefor:

“A.	This corporation is authorized to issue Thirty Million (30,000,000) shares of Common Stock having a par value of one-hundredth of a dollar ($0.01) per share, which shares shall be and are hereby designated as “Common Shares” and Two Million (2,000,000) shares of Preferred Stock having a par value of one-hundredth of a dollar ($.01) per share, which shares shall be and hereby are designated as “Preferred Shares.” Without action by the stockholders, any or all of the authorized shares may be issued by the Corporation from time to time for such consideration as may be fixed by the Board of Directors of this Corporation.

B.	On February 28, 2003, each issued and outstanding share of the Corporation’s previously authorized Common Shares, par value $0.01 per share (the “Old Common Shares”), shall thereby and thereupon be classified and converted into two (2) validly issued, fully paid and nonassessable Common Shares reflecting a two (2) for one (1) stock split. Each certificate that heretofore represented Old Common Shares shall now represent the number of Common Shares into which the Old Common Shares represented by such certificate were reclassified and converted until such person holding of record a stock certificate or certificates that represented Old Common Shares receives an additional certificate or certificates evidencing and representing the number of additional Common Shares to which the person is entitled.”

3.	This amendment shall be effective at 5:00 p.m. on February 28, 2003 (the “Effective Date”).

4.	Every one share of the Common Stock, par value $.01 per share (the “Common Stock”), issued and outstanding on the Effective Date shall be and hereby is automatically converted without further action into two (2) fully paid and nonassessable shares of Common Stock, par value $.01 per share; provided, however, that no fractional shares shall be issued pursuant to such conversion and no payment shall be made for any fractional shares.

5.	Following the Effective Date, the Corporation shall issue a certificate representing one additional share of Common Stock of the Corporation for each share of such Common Stock held by each holder of record at the close of business on the Effective Date.

6.	These Articles of Amendment do not adversely affect the rights or preferences of the holders of outstanding shares of any class or series and do not result in the percentage of authorized shares that remain unissued after the Effective Date exceeding the percentage of authorized shares that were unissued before the Effective Date.

7.	These Articles of Amendment were duly adopted by the Board of Directors of the Corporation, without shareholder approval, via action by unanimous written consent on January 28, 2003. Pursuant to § 607.10025 of the Florida Statutes, no shareholder approval is necessary to effectuate these Articles of Amendment.

IN WITNESS WHEREOF, the undersigned officer of the Corporation has executed these Articles of Amendment as of January 29, 2003.

EXACTECH, INC.

By:	/s/ William Petty, M.D.
William Petty, M.D. Chairman of the Board, Director Chief Executive Officer and President

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